The annual general meeting of Rio Tinto plc will be held at 11:00am on Thursday, 4 April 2024 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. For those shareholders attending the meeting virtually, we will facilitate participation through the Lumi platform where you will be able to watch the meeting live, vote and ask questions. Details of how to attend virtually can be found on pages 15–16. To vote ahead of the annual general meeting, please complete and submit a proxy form in line with the instructions set out in this notice. This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser, immediately. If you have sold or transferred all of your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. A copy of this notice and other information required by section 311A of the Companies Act 2006 can be found by visiting riotinto.com/agm. 2024 Notice of annual general meeting Rio Tinto plc Registered office: 6 St James’s Square London SW1Y 4AD (Registered in England, No. 719885) Exhibit 99.5

Letter from the Chair Dear shareholders, I am pleased to invite you to Rio Tinto plc’s annual general meeting, which will be held at 11:00am on Thursday, 4 April 2024 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to discuss with shareholders the priorities and performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting will be eligible to ask questions of the Directors. Those shareholders who are unable to attend the meeting place in person can participate online. As announced late last year, Megan Clark retired from the Board in December 2023. I would like to express my sincere thanks to Megan for her significant contribution to Rio Tinto. We will greatly miss her insights and wise counsel. During 2023, we continued to refresh the composition of our Board as we seek to add new skills and experience. Over the course of 2023, we announced the appointments of five new Non-Executive Directors to the Board: Dean Dalla Valle and Susan Lloyd-Hurwitz joined the Board in June 2023, Joc O’Rourke in October 2023 and Martina Merz in February 2024. I am pleased to include resolutions to elect these Non-Executive Directors at the 2024 annual general meetings. Sharon Thorne will join the Board in July 2024 and will stand for election at the 2025 annual general meetings. We look forward to benefitting from our new Directors’ extensive experience and leadership in areas such as mining, metals, sustainability, operational excellence, and culture change. We believe it is important to retain the expertise and experience of our longer-serving Directors during the transitional period as newer Directors familiarise themselves with the Group. This is particularly important in terms of succession planning for Board Committee Chair roles. As part of that phased transition, Simon McKeon has agreed to step down as a Director at the conclusion of our annual general meetings in 2024, and will not therefore seek re-election by shareholders. I am extremely grateful to Simon for his invaluable contribution. Having regard for his roles as Rio Tinto Limited’s Senior Independent Director and the Designated Director for workforce engagement, Simon has taken a particular interest in Rio Tinto’s revitalised approach to engagement with the broader Australian community as well as the company’s cultural reset. On behalf of the Board, I wish him well for the future. Our new Board will therefore peak at 14 directors and then go back to a more optimal size. With these changes, the proportion of women on the Board is now 36% and this will rise to 43% following the commencement of Sharon Thorne’s appointment in July 2024. This year, the business of the meeting will also include a number of resolutions relating to remuneration. The first is the approval of the Remuneration Policy (the Policy), set out on pages 113-145 of the 2023 Annual Report (Resolution 2). Rio Tinto’s current remuneration policy was approved by shareholders at the 2021 annual general meeting and is now due for renewal. While the overall structure of the new Policy remains broadly unchanged from the policy previously approved by shareholders in 2021, the updates are aimed at strengthening the alignment between executive reward and the Group’s strategic priorities, simplifying our reward framework, and ensuring the level of compensation is positioned to attract, motivate and retain executive talent, in keeping with evolving corporate governance and market practice. In addition to the Policy resolution, we have the annual remuneration related resolutions relating to the approval of the Directors’ 2023 Remuneration Report (Resolutions 3 and 4) in accordance with the requirements under UK and Australian law respectively. The last of the remuneration related resolutions (Resolution 5) seeks approval to increase the annual maximum aggregate amount of remuneration payable to all Non-Executive Directors (Fee Cap) from £3,000,000 to £4,000,000 to allow for (among other things) market competitiveness, global economic conditions, inflation, and changes to the Board’s composition. The current annual maximum aggregate Fee Cap of £3,000,000 was approved by shareholders in 2009 and has remained unchanged for 15 years. The Fee Cap is a maximum limit only. We do not envisage that the annual maximum Fee Cap will need to be fully utilised based on current remuneration. We are also seeking to amend Rio Tinto Limited’s Constitution (Resolution 22) in order to update certain provisions to reflect current best practice in Australia and to align with Rio Tinto plc’s Articles of Association, for consistency. Your Directors are unanimously of the opinion that all of the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions, noting the Board’s interest in Resolution 5. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 11:00am on Tuesday, 2 April 2024 in line with the instructions on page 17. Submitting a proxy form will ensure your vote is recorded, but does not prevent you from participating and voting at the meeting either in person, or if you would like to do so online, as described on page 15–16. The corresponding Rio Tinto Limited annual general meeting will take place in Brisbane on Thursday, 2 May 2024. The result of the votes on Resolutions 1 to 22 (inclusive), which are also being proposed to the Rio Tinto Limited annual general meeting, will be determined when the relevant polls are closed at the end of the Rio Tinto Limited meeting. The results of the polls on these resolutions will be announced to the relevant stock exchanges and posted on our website after that date. The result of the polls on Resolutions 23 to 26 (inclusive), which only apply to Rio Tinto plc, will be released as soon as possible after the Rio Tinto plc annual general meeting. I look forward to welcoming you to the annual general meeting and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 21 February 2024 2 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto plc (the Company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11:00am on Thursday 4 April 2024, for the purposes set out below: The Board recommends that shareholders vote FOR all resolutions, noting the Board’s interest in Resolution 5. Resolution 1 Receipt of the 2023 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2023. Resolution 2 Approval of the Remuneration Policy To approve the Remuneration Policy set out in the 2023 Annual Report on pages 119-126, such policy to take effect immediately after the conclusion of the Rio Tinto Limited annual general meeting. This resolution is binding and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2023, as set out in the 2023 Annual Report on pages 113-118 and 127-145, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2023, as set out in the 2023 Annual Report on pages 113-145. This resolution is advisory and is required for Australian law purposes. Resolution 5 Increase to Non-Executive Directors’ Fee Cap To approve for the purpose of Rule 89(a) of Rio Tinto Limited’s Constitution, Article 75(a) of Rio Tinto plc’s Articles of Association, Australian Securities Exchange (ASX) Listing Rule 10.17 and for all other purposes, the maximum aggregate annual remuneration that may be paid by the Company and Rio Tinto Limited as remuneration for the services of the Non-Executive Directors be increased by £1,000,000, from £3,000,000 to £4,000,000 per annum with effect from 1 March 2024. Resolution 6 To elect Dean Dalla Valle as a Director Resolution 7 To elect Susan Lloyd-Hurwitz as a Director Resolution 8 To elect Martina Merz as a Director Resolution 9 To elect Joc O’Rourke as a Director Resolution 10 To re-elect Dominic Barton BBM as a Director Resolution 11 To re-elect Peter Cunningham as a Director Resolution 12 To re-elect Simon Henry as a Director Resolution 13 To re-elect Kaisa Hietala as a Director Resolution 14 To re-elect Sam Laidlaw as a Director Resolution 15 To re-elect Jennifer Nason as a Director Resolution 16 To re-elect Jakob Stausholm as a Director Resolution 17 To re-elect Ngaire Woods CBE as a Director Resolution 18 To re-elect Ben Wyatt as a Director Resolution 19 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2025 annual general meetings. 3Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Resolution 20 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 21 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2025 (or, if earlier, at the close of business on 30 June 2025). Resolution 22 Amendments to Rio Tinto Limited’s Constitution – approval of amendments that constitute Class Rights Actions To pass the following resolution as a special resolution, on which the holder of the Special Voting Share shall be entitled to vote in accordance with article 60(B)(i) of the Rio Tinto plc Articles of Association: That, subject to the consent in writing of the holder of the Special Voting Share, with effect from the close of the annual general meeting of Rio Tinto Limited convened for 2 May 2024, the Constitution of Rio Tinto Limited be amended in the manner set out in the explanatory notes to this notice of meeting and marked in green in the document that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Resolution 23 General authority to allot shares To authorise the Directors, pursuant to and in accordance with section 551 of the UK Companies Act 2006 (the Companies Act), to exercise all the powers of the Company to allot, or to grant rights to subscribe for or convert any securities into, shares in the Company up to an aggregate nominal amount of £41,713,922. Such authority to apply in substitution for all previous authorities pursuant to section 551 of the Companies Act (but without prejudice to any allotment of shares or grant of rights pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and to expire (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the annual general meeting of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025) but, so that the Company may make offers and enter into agreements during this period, which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired. Resolution 24 Disapplication of pre-emption rights To pass the following resolution as a special resolution: To authorise the Directors, pursuant to section 570 and section 573 of the Companies Act, if Resolution 23 above is passed, to allot equity securities (as defined in the Companies Act) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such authority to be limited: (a) to the allotment of equity securities or sale of treasury shares in connection with a pre-emptive offer; and (b) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £8,113,169. Such authority to apply in substitution for all existing authorities pursuant to section 570 and section 573 of the Companies Act (but without prejudice to any allotment of equity securities or sale of treasury shares pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and such authority to expire (unless previously renewed, varied or revoked by the Company) at the end of the next annual general meeting of the Company to be held in 2025 (or, if earlier, at the close of business on 30 June 2025) but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired. For the purposes of this resolution: (a) “pre-emptive offer” means an offer of equity securities, open for acceptance for a period fixed by the Directors, to: (i) holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings; and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and 4 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Notice of annual general meeting (b) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares that may be allotted pursuant to such rights. Resolution 25 Authority to purchase Rio Tinto plc shares To pass the following resolution as a special resolution: That: (a) Rio Tinto plc, Rio Tinto Limited and/or any subsidiaries of Rio Tinto Limited be generally and unconditionally authorised to purchase ordinary shares issued by the Company (RTP Ordinary Shares), such purchases to be made in the case of the Company by way of market purchase (as defined in section 693 of the Companies Act), provided that this authority shall be limited: (i) so as to expire at the end of the annual general meeting of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025), unless such authority is renewed, varied or revoked prior to that time (except in relation to a purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry); (ii) so that the number of RTP Ordinary Shares, which may be purchased pursuant to this authority, shall not exceed 125,141,768; (iii) so that the maximum price (exclusive of expenses) payable for each such RTP Ordinary Share is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased; and (b) the higher of the price of the last independent trade of an RTP Ordinary Share and the highest current independent bid for an RTP Ordinary Share on the trading venue where the purchase is carried out; and (iv) so that the minimum price (exclusive of expenses) payable for each such RTP Ordinary Share shall be its nominal value; and (b) the Company be authorised for the purpose of section 694 of the Companies Act to purchase off-market from Rio Tinto Limited and/or any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between the Company and Rio Tinto Limited and/or any of its subsidiaries on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked “C” and initialled by the Company Secretary) (each, a Contract) and such Contracts be approved, provided that: (i) such authorisation shall expire at the end of the annual general meeting of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025); (ii) the maximum total number of RTP Ordinary Shares to be purchased pursuant to such Contracts shall be 125,141,768; and (iii) the price of RTP Ordinary Shares purchased pursuant to a Contract shall be equal to the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased multiplied by the number of RTP Ordinary Shares the subject of the Contract, or such lower price as may be agreed between the Company and Rio Tinto Limited, being not less than one penny. Resolution 26 Notice period for general meetings other than annual general meetings To pass the following resolution as a special resolution: That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice. Note: In accordance with Rio Tinto’s dual listed companies (DLC) structure, as Joint Decision Matters, Resolutions 1 to 21 (inclusive), will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. As a Class Rights Action, Resolution 22 will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates. Resolutions 23 to 26 (inclusive) will be voted on by Rio Tinto plc shareholders only. Resolutions 1 to 21 (inclusive) and Resolution 23 will be proposed as ordinary resolutions and Resolutions 22 and 24 to 26 (inclusive) will be proposed as special resolutions. By order of the Board Andy Hodges Group Company Secretary 6 St James’s Square London SW1Y 4AD 21 February 2024 5Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2023 Annual Report The Directors are required by company law to present the 2023 Annual Report comprising the 2023 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Remuneration Policy The current Remuneration Policy was put to, and approved by, shareholders of both Rio Tinto Limited and Rio Tinto plc at the 2021 AGMs. The proposed Remuneration Policy (the Policy) is provided on pages 119-126 of the 2023 Annual Report. It sets out the Group’s policy on remuneration and potential payments to Directors going forward. In accordance with UK law, the Policy must be approved by a binding shareholder vote (by means of a separate resolution) at least once every three years. Approving the Policy is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Once the Policy is approved, the Group will not be able to make a remuneration payment or payments for loss of office to a current Director that is outside the terms of the Policy, unless an amendment to the Policy has been approved by the shareholders. In that respect, the resolution is binding on Rio Tinto. If the resolution is passed, the Policy will take effect immediately. In accordance with UK law, a remuneration policy will be put to shareholders again at or before the 2027 AGMs or, if the resolution is not passed, at or before the 2025 AGMs (and, in that case, the current policy would continue in effect in the meantime). Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2023, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 113-118 and 127-145 of the 2023 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2023. The Annual Statement by the People & Remuneration Committee Chair provides context to 2023 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2023. This resolution is advisory and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2023 consists of the Annual Statement by the People & Remuneration Committee Chair, Remuneration at a glance – a summary of the Remuneration Policy, the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 113-145 of the 2023 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 5 Increase to Non-Executive Directors’ Fee Cap In accordance with Rule 89(a) of Rio Tinto Limited’s Constitution, Article 75(a) of Rio Tinto plc’s Articles of Association and ASX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate amount available to be paid to the Company’s Non-Executive Directors as remuneration in any financial year (the Fee Cap). Under ASX Listing Rule 10.17, a listed entity must not increase the Fee Cap without shareholder approval. The current Fee Cap of £3,000,000 per annum was approved by shareholders at the 2009 AGMs and it has remained unchanged during the past 15 years. It is proposed that the Fee Cap is increased by £1,000,000, from £3,000,000 to £4,000,000 per annum with effect from 1 March 2024. The Fee Cap is inclusive of any superannuation contributions and any travel allowances payable to Non-Executive Directors for attending Board and Committee meetings. The Fee Cap is a maximum limit only. It is intended to provide the Board with flexibility, subject to the Remuneration Policy, where applicable to procure the relevant skills and experience needed to deliver the Group’s strategy. The Board does not envisage that the increased Fee Cap will be exhausted annually based on current remuneration arrangements. Rio Tinto is seeking shareholder approval to increase the Fee Cap for the following reasons: – to ensure Rio Tinto maintains the ability to remunerate competitively and attract and retain high calibre Non-Executive Directors; – to allow for some growth in Non-Executive Directors’ remuneration to reflect market competitiveness, global economic conditions and high inflation. As provided for in the current Remuneration Policy, the Board approved increases to Non-Executive Directors’ remuneration with effect from 1 March 2024, as set out in the Remuneration Report, on pages 139-140 of the 2023 Annual Report. The last increase to the Non-Executive Directors’ remuneration was in 2018; – to provide flexibility with Board and Committee appointments, so that the Board can appropriately manage potential new Director appointments in light of the mix of skills, experience and diversity on the Board to ensure that the Board is operating effectively, that any changes in composition are effected as smoothly as possible and that the Board continues to have the right balance of skills, knowledge and experience; and 6 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions – to provide for appropriate and coordinated Board succession planning and to increase the diversity of membership on the Board, which may require a temporary increase in the number of Non-Executive Directors during a transition period. The Board is continuing to review its composition to ensure that collectively the Non-Executive Directors provide the skillset appropriate to the scope and complexity of Rio Tinto’s business, including relevant industry and other professional experience, and specific geographical knowledge and understanding. During 2023, we announced the appointment of five new Non-Executive Directors to enhance the skills mix on the Board taking the number of Non-Executive Directors on the Board to 13. If shareholders approve this resolution, the Fee Cap will be increased to £4,000,000. The additional headroom that will be provided by this increase is seen as prudent to give the Board the necessary flexibility to continue operating effectively and manage succession planning. If this resolution is not approved, the aggregate Fee Cap will remain at £3,000,000 and the Board will not have this flexibility. No securities have been issued to any Non-Executive Director with the approval of the shareholders under ASX Listing Rules 10.11 or 10.14 within the last three years. Resolutions 6–18 Election and re-election of Directors The Board has adopted a policy, whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, other than those Directors seeking election for the first time, all continuing Directors will retire and offer themselves for re-election. Simon McKeon will step down from the Board at the conclusion of the Rio Tinto Limited AGM and therefore will not be seeking re-election. Rio Tinto appointed Dean Dalla Valle and Susan Lloyd-Hurwitz with effect from 1 June 2023, Joc O’Rourke from 25 October 2023 and Martina Merz from 1 February 2024. These Non-Executive Directors will seek election for the first time. Rio Tinto has satisfactorily undertaken checks into these Non-Executive Directors’ backgrounds and experience prior to appointment. These new appointments will enhance the overall expertise and skills mix on the Board. More generally, the Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the Company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each Director, which can be found below and on pages 92-93 of the 2023 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. Dean Dalla Valle Independent Non-Executive Director, MBA. Age 64. Appointed June 2023. Chair of Sustainability Committee, Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Dean brings over four decades of operational and project management experience in the resources and infrastructure sectors. He draws on 40 years’ experience at BHP where he was Chief Commercial Officer, President of Coal and Uranium, President and Chief Operating Officer Olympic Dam, President Cannington, Vice President Ports Iron Ore and General Manager Illawarra Coal. He has had direct operating responsibility in 11 countries, working across major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Dean was Chief Executive Officer of Pacific National from 2017 to 2021. Current external appointments: Chair of Hysata. Dean is recommended for election. Susan Lloyd-Hurwitz Independent Non-Executive Director, BA (Hons) MBA (Dist). Age 56. Appointed June 2023. Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Susan brings significant experience in the built environment sector with a global career spanning over 30 years. Most recently Susan was Chief Executive Officer and Managing Director of Mirvac Group for over a decade. Prior to this, she was Managing Director at LaSalle Investment Management, and held senior executive positions at MGPA, Macquarie Group and Lendlease Corporation. Susan is known for her transformational leadership on cultural change, gender equity, diversity and inclusion, and sustainability while at the same time delivering financial results. Current external appointments: President of Chief Executive Women, Chair of the Australian National Housing Supply & Affordability Council, Non-Executive Director of Macquarie Group, Member of the Sydney Opera House Trust, Global Board member at leading international Business School, INSEAD and Non-Executive Director of Spacecube. Susan is recommended for election. 7Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Martina Merz Independent Non-Executive Director, B.Eng. Age 60. Appointed February 2024. Member of Nominations. Skills and experience: Martina brings over 38 years of extensive leadership and operational experience, most recently as CEO of industrial engineering and steel production conglomerate ThyssenKrupp AG. She has held numerous leadership roles, including at Robert Bosch GmbH and at Chassis Brakes International. Martina also has extensive listed company experience and is known for her expertise in the areas of strategy, risk management, legal/compliance and human resources. Current external appointments: Member of the supervisory board at AB Volvo and Siemens Aktiengesellschaft and Member of the Shareholder Council of the Foundation Carl-Zeiss-Stiftung as the owner of Zeiss AG and Scott AG. Martina is recommended for election. Joc O’Rourke Independent Non-Executive Director, BSc, EMBA. Age 63. Appointed October 2023. Member of Sustainability Committee and Nominations Committee. Skills and experience: Joc has over 35 years’ experience across the mining and minerals industry. He was the Chief Executive Officer of The Mosaic Company, the world’s leading integrated producer and marketer of concentrated phosphate and potash, from 2015 to December 2023. He also served as President of Mosaic until recently and previously held roles there including Executive Vice President of Operations and Chief Operating Officer. Prior to this, he was President of Australia Pacific at Barrick Gold Corporation, leading gold and copper mines in Australia and Papua New Guinea. Joc is known for his deep knowledge of the mining industry, and passion for improving safety and operational performance. Current external appointments: Non-Executive Director at the Toro Company, and The Weyerhaeuser Company. Joc is recommended for election. Dominic Barton BBM Chair, BA (Hons), M.Phil, Age 61. Appointed April 2022. Chair from May 2022. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner, and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth, and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight of geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto’s leadership team. Dominic believes in the competitive advantage of putting people at the heart of strategy and the role culture change will play in Rio Tinto’s future success. Current external appointments: Chair of LeapFrog Investments and Chancellor of the University of Waterloo. Dominic is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 57. Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders while maintaining financial discipline. During almost three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 62. Appointed April 2017. Chair of Audit & Risk Committee, Member of Nominations Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Senior Independent Director of Harbour Energy plc, Adviser to the Board of Oxford Flow Ltd, member of the Board of the Audit Committee Chairs’ Independent Forum, member of the Advisory Board of the Centre for European Reform and Advisory Panel of the Chartered Institute of Management Accountants (CIMA), and trustee of the Cambridge China Development Trust. Simon is recommended for re-election. 8 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Kaisa Hietala Independent Non-Executive Director, MPhil, MS. Age 53. Appointed March 2023. Member of Sustainability Committee and Nominations Committee. Skills and experience: Kaisa is an experienced executive with a strong track record of helping companies transform the challenges of environmental megatrends into business opportunities and growth. She began her career in upstream oil and gas exploration and, as Executive Vice President of Renewable Products at Neste Corporation, she played a central role in its commercial transformation into the world’s largest and most profitable producer of renewable products. She was formerly a Board member of Kemira Corporation. Current external appointments: Senior Independent Director of Smurfit Kappa Group plc, Non-Executive Director of Exxon Mobil Corporation, Chair of the Board of Tracegrow Ltd and a member of the Supervisory Board of Oulu University. Kaisa is recommended for re-election. Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 68. Appointed February 2017; Senior Independent Director from May 2019. Chair of People & Remuneration Committee. Member of Sustainability Committee and Nominations Committee. Skills and experience: Sam has more than 40 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition, and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chair of Neptune Energy Group Holdings Ltd, Chair of the National Centre of Universities & Business and Board member of Oxford Saïd Business School. Sam is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 63. Appointed March 2020. Member of People & Remuneration Committee and Nominations Committee. Skills and experience: Jennifer has over 37 years of experience in corporate finance and capital markets. She is the Global Chair of Investment Banking at JP Morgan, based in the US, where she sits on the Investment Bank’s Executive Committee. For the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in both the US and Australia. Jennifer co-founded and chaired the company’s Investment Banking Women’s Network. Current external appointments: Co-Chair of the American Australian Business Council. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 55. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise and governance experience. He is committed to rebuilding trust with communities, Traditional Owners and engaging broadly with stakeholders, including governments, partners and other business leaders. He continues to focus on improving operational performance, including through the Safe Production System, creating and progressing value-accretive growth options while remaining disciplined on capital allocation and delivering returns for shareholders. Jakob joined Rio Tinto in 2018 as Chief Financial Officer. He has over 20 years’ experience, primarily in senior finance roles at Maersk Group and Royal Dutch Shell plc, including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, DPhil. Age 61. Appointed September 2020. Member of People & Remuneration Committee, Sustainability Committee and Nominations Committee. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and Board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation, and Member of the Conseil d’administration of L’Institut national du service public. Ngaire is recommended for re-election. 9Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Ben Wyatt Independent Non-Executive Director, LLB, MSc. Age 49. Appointed September 2021. Member of Audit & Risk Committee and Nominations Committee. Skills and experience: Ben had a prolific career in the Western Australian Parliament before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army Reserves, and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Energy Ltd, APM Human Services International Limited, Telethon Kids Institute and West Coast Eagles. Member of the Advisory Committee of Australian Capital Equity. Ben is recommended for re-election. Resolutions 19-20 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2025 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 21 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2023, contributions to Rio Tinto America PAC by 12 employees amounted to US$10,425, and Rio Tinto America PAC donated US$17,500 in political contributions in 2023. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 150 in the 2023 Annual Report. Words and expressions used in Resolution 21 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 21. Resolution 22 Amendments to Rio Tinto Limited’s Constitution – approval of amendments that constitute Class Rights Actions It is proposed in Resolution 22 to amend the Constitution of Rio Tinto Limited (the Current RTL Constitution). The proposed updates reflect minor changes in market practice and Australian legal requirements. An explanation of the intended purpose and effect of the adoption of the principal changes that are proposed in Resolution 22 is set out in the table in Appendix 1 of this notice of meeting. Other changes that are of a minor, technical or clarifying nature, or that are incidental to these principal changes, have not been noted in the table. The changes proposed under Resolution 22 are being proposed separately to those proposed in a different resolution which will be voted on by Rio Tinto Limited shareholders only (which can be found at Resolution 23 of Rio Tinto Limited’s Notice of Annual General Meeting 2024 dated 21 February 2024). This is because the changes proposed in Resolution 22 relate to “entrenched provisions” in the Current RTL Constitution and therefore constitute a Class Rights Action under the Current RTL Constitution and the Rio Tinto plc Articles of Association. 10 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolution 22 is proposed as a Class Rights Action under the Current RTL Constitution, which requires approval by the requisite majority of shareholders of each of Rio Tinto plc and Rio Tinto Limited. In contrast, the changes proposed in Resolution 23 of Rio Tinto Limited’s Notice of Annual General Meeting do not constitute a Class Rights Action under the Current RTL Constitution. Accordingly, Resolution 23 will be voted on by Rio Tinto Limited shareholders only. A copy of the Current RTL Constitution marked to show the changes being proposed in Resolution 22 is available for inspection, as noted on page 13 of this notice. The changes proposed in Resolution 22 are marked in green text and the changes proposed in the separate resolution that will be voted on by Rio Tinto Limited shareholders only (which can be found at Resolution 23 of Rio Tinto Limited’s Notice of Annual General Meeting 2024 dated 21 February 2024) are marked in blue text in the document (the Amended RTL Constitution) that has been produced to the meeting (which is for the purpose of identification marked “A” and initialled by the Chair). Subject to the passing of the relevant resolutions by Rio Tinto plc and Rio Tinto Limited shareholders, the Amended RTL Constitution will become effective as of the close of the 2024 AGM of Rio Tinto Limited. Resolution 23 General authority to allot shares Under section 551 of the Companies Act, the Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares if authorised to do so by shareholders. This resolution would give the Directors the authority to allot new shares, and grant rights to subscribe for, or convert other securities into shares, up to an aggregate nominal amount equal to £41,713,922 (representing 417,139,228 ordinary shares of 10p each). This amount represents not more than one third of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at 13 February 2024, the latest practicable date prior to publication of this notice (the Latest Practicable Date). For the avoidance of doubt this resolution does not seek authority to allot new shares in connection with a rights issue up to a further (second) one third of the total issued ordinary share capital of the Company. At the Latest Practicable Date, the Company held 4,485,902 treasury shares, which represents 0.36% of the total number of the Company’s ordinary shares in issue, excluding treasury shares, at that date. The authority sought under this resolution, if approved, will expire at the end of the AGM of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025) unless renewed, varied or revoked by the Company in general meeting. The Directors have no present plans to exercise authority sought under this resolution, except in connection with employee share and incentive plans. The Directors consider it desirable, however, to have flexibility, as permitted by corporate governance guidelines, to manage the Group’s capital resources. Resolution 24 Disapplication of pre-emption rights The Directors are also seeking authority to allot new shares (and other equity securities), or sell treasury shares, for cash without first offering them to existing shareholders in proportion to their existing holdings. The authority granted under this resolution would be limited to: (a) where the Company undertakes a pre-emptive offer by way of an open offer or rights issue, then the Directors may make exclusions or other arrangements in order to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas jurisdiction, or the requirements of any recognised regulatory body or stock exchange, or other matters; or (b) otherwise up to an aggregate nominal amount of £8,113,169 (representing 81,131,694 ordinary shares of 10p each). As historically agreed with the Association of British Insurers (the precursor body to the Investment Association), this aggregate amount represents not more than 5% of the combined issued ordinary share capital of the Company and Rio Tinto Limited (exclusive of shares held in treasury by the Company) as at the Latest Practicable Date. If Resolution 24 is passed, the authority will expire at the end of the AGM of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025) unless renewed, varied or revoked by the Company in general meeting. For the avoidance of doubt, we are not this year seeking approval for the increased level of disapplication of pre-emption rights published by the Pre-emption Group on 4 November 2022 or approval for a separate additional authority in respect of acquisitions or specified capital investments. Resolution 25 Authority to purchase Rio Tinto plc shares Consistent with its practice in prior years, the Board is seeking authority to buy back shares in the Group. The overall purpose of the buy-back resolutions of the Company and Rio Tinto Limited is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on- or off-market share buy-backs in either or both of the Company and/or Rio Tinto Limited. The Directors have no current intention to exercise the authority conferred pursuant to Resolution 25, and would only intend to do so when that would be in the best interests of the Company and its shareholders. The authority conferred by the resolutions to be approved at the Company’s and Rio Tinto Limited’s 2024 AGMs would allow buy-backs of ordinary shares in the Company, either by the Company on-market or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited) on-market, and buy-backs by Rio Tinto Limited of its ordinary shares, either under off-market buy-back tenders or on-market. In 2023, there were no capital management share purchase programmes. 11Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Under the DLC agreements, the approval for a buy-back of the Company’s ordinary shares, whether by the Company or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited), is voted on by the Company’s shareholders only. Similarly, the approval for Rio Tinto Limited to buy back its ordinary shares is voted on by Rio Tinto Limited shareholders only. These approvals were most recently renewed at the 2023 AGMs and expire on the date of the 2024 AGMs. Authority is sought for the Company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries, to purchase up to 10% of the issued ordinary share capital of the Company during the period stated below. The authority will expire at the end of the AGM of the Company held in 2025 (or, if earlier, at the close of business on 30 June 2025). The authority sought would permit the Company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries to purchase up to 125,141,768 of the Company’s ordinary shares, representing approximately 10% of its issued ordinary share capital, excluding the shares held in treasury, as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share (exclusive of expenses) is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to the day on which such share is contracted to be purchased; or (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value. By way of illustration, the purchase of ordinary shares in the Company with a total value of US$500 million at exchange rates prevailing on 31 December 2023 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$500 million and, on the basis of the Group’s 2023 financial statements, would increase the ratio of net debt to total capital by 0.8 percentage points, from 7.0% to approximately 7.8%. The total number of outstanding employee share awards at the Latest Practicable Date was 4,132,743, which represents 0.33% of the issued ordinary share capital, excluding the shares held in treasury at that date. This excludes options and awards that the Company intends to settle without the issue of new shares or the sale of treasury shares. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then this number of options and awards would represent 0.37% of the issued ordinary share capital, excluding the shares held in treasury. Pursuant to the Companies Act, the Company can hold the ordinary shares that have been repurchased itself as treasury shares and resell them for cash, cancel them (either immediately or at a point in the future) or use them for the purposes of its employee share plans. Whenever any ordinary shares are held as treasury shares, all dividend and voting rights on these shares are suspended. Any shares purchased under the authority, if approved, would be cancelled. The authority being sought in paragraph (a) of Resolution 25 extends to Rio Tinto Limited and/or any of its subsidiaries. Any purchase by the Company from Rio Tinto Limited (or such subsidiaries) of the Company’s ordinary shares would be an off-market purchase and the Companies Act requires the terms of any proposed contract for an off-market purchase to be approved by a special resolution of the Company before the contract is entered into. Such approval is sought in paragraph (b) of Resolution 25. The Company is seeking the approval of shareholders for such off-market purchases from Rio Tinto Limited and/or any of its subsidiaries as may take place to be made at a price not less than one penny per parcel of shares. It is expected that such purchases would occur for nominal consideration. It is immaterial to the shareholders of either the Company or Rio Tinto Limited if Rio Tinto Limited or any of Rio Tinto Limited’s subsidiaries make a gain or a loss on such transactions as they have no effect on the Group’s overall resources. The underlying purpose of these transactions would be to facilitate any capital management programme that the Group may be implementing at the relevant time, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC Merger Sharing Agreement contains the principles of equalisation, which ensure that entitlements to distributions of income and capital will be the same for all continuing shareholders regardless of whether the Company’s or Rio Tinto Limited’s shares are purchased or whether the Company, Rio Tinto Limited or a subsidiary of Rio Tinto Limited acts as the purchaser. Rio Tinto Limited will also seek to renew its shareholder approval to buy back its own ordinary shares at its 2024 AGM on 2 May 2024. Resolution 26 Notice period for general meetings other than annual general meetings Changes made to the Companies Act by the Companies (Shareholder Rights) Regulations 2009 (the Regulations) increased the notice period required for general meetings of the Company to 21 days, unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice. Before the Regulations came into force on 3 August 2009, the Company was able to call general meetings, other than an AGM, on 14 clear days’ notice without obtaining such shareholder approval. To preserve this ability, the Company has sought and obtained the required shareholder approval at each AGM since 2009. Resolution 26 seeks to renew this approval. The approval will be effective until the Company’s AGM in 2025, when it is intended that a similar resolution will be proposed. The shorter notice period would not be used as a matter of routine for such meetings but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. 12 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Total voting rights As at the Latest Practicable Date, the total number of issued ordinary shares in the Company is 1,255,903,587 ordinary shares of 10p each, each with one vote. 4,485,902 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings. Accordingly the total number of voting rights in Rio Tinto plc is 1,251,417,685, which is used to calculate the approval thresholds for sole decision matters. The voting arrangements for shareholders under the Group’s DLC structure, including in respect of Joint Decision Matters, are explained in the shareholder information section of the 2023 Annual Report. Documents available for inspection The following documents will be available at the registered office of the Company from the date of this notice until the close of the Rio Tinto Limited AGM on 2 May 2024 (and, also at the place of the meeting from at least 15 minutes prior to and during the meeting until its conclusion): (a) proposed form of contract between Rio Tinto plc and Rio Tinto Limited and/or any of its subsidiaries for the purchase off-market of ordinary shares issued by the Company; (b) copies of Directors’ service contracts and letters of appointment with Rio Tinto Group companies; and (c) a copy of the Current RTL Constitution marked to show the changes being proposed in Resolution 22. 13Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Appendix 1 – Summary of the principal proposed changes under Resolution 22 Proposed Change Key Relevant Rule(s) in RTL Constitution Reason for Change Amendments to clarify definition of ‘members present’ Rule 2(a)(xlv) Consequential amendment to Rule 62 It is proposed that the definition of ‘members present’ (and correspondingly, ‘member present’) in the Current RTL Constitution be amended to expressly include members who may attend and participate at a general meeting by means of technology, which is aligned with Rules 57 and 57A. Under the Current RTL Constitution, the definition of ‘members present’ does not expressly include members who may attend a general meeting using technology. The proposed amendments clarify that members attending and participating in a general meeting via technology (as permitted by the Australian Corporations Act, in a Hybrid Meeting) classify as ‘members present’, including for the purposes of the provisions regarding quorum and voting. Updating provisions regarding voting using polls consistent with the Australian Corporations Act Rule 70 Under the Current RTL Constitution, all questions are voted on a show of hands, unless a poll is properly required or demanded, in accordance with the Current RTL Constitution. The Amended RTL Constitution reflects changes to the Australian Corporations Act, which require resolutions proposed in a notice of meeting and members’ resolutions to be decided on a poll (and not a show of hands). The proposed amendments provide expressly that resolutions proposed in a notice of meeting and members’ resolutions are to be decided on a poll (in addition to the existing provisions which provide when a poll may be properly demanded in accordance with other provisions of the Current RTL Constitution), rather than a show of hands. Amendments to remove references to facsimile Rules 76, 108, 133 and 136 It is proposed to remove all references to facsimile which appear in the Current RTL Constitution. Facsimile is rarely used as a means of communication in the present day. Removing references to facsimile but retaining broader references to electronic means of communication provides flexibility for the Amended RTL Constitution to reflect communications currently used. 14 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

How to join the meeting virtually Meeting ID: 172-670-542 Meeting Access Broadcast To access the meeting: (a) Visit https://web.lumiagm.com/172670542 on your smartphone, tablet or computer. You will need the latest versions of Chrome, Firefox, Edge or Safari. Please ensure your browser is compatible. (b) You will be prompted to enter a login which is your: – SRN; and – PIN. Your personalised SRN and PIN are printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company’s registrar, Computershare Investor Services PLC (Computershare), using the details set out at the bottom of the following page. Duly appointed proxies and corporate representatives: Following receipt of a valid appointment, please contact Computershare before 5:30pm on 2 April 2024 on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK for your SRN and PIN. Lines are open 8:30am to 5:30pm Monday to Friday (excluding UK public holidays). If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. 15Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

How to join the meeting virtually Voting Questions Once the voting has opened at the start of the AGM, the voting icon will appear on the navigation bar. From here, the resolutions and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Pre-submitted questions for the Board can be submitted in advance via the Lumi platform and will be addressed at the AGM, or may be posed to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the Virtual Mic. Details of how to access the Virtual Mic will be provided on the day of the meeting, once you are logged into the Lumi platform. To ask a question via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box. Where appropriate, we will aggregate questions to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic. Questions sent via the Lumi app will be moderated before being put to the Chair. If you are unable to access your SRN and PIN, please call Computershare between 8:30am and 5:30pm Monday to Friday (excluding UK public holidays) on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK. Calls from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Computershare cannot provide advice on the merits of the transactions set out in the Scheme Document or give any financial, legal or tax advice. Requirements An active internet connection is required at all times in order to participate in the meeting. It is the user’s responsibility to ensure you remain connected for the duration of the meeting. Webcast The live webcast will include the question and answer sessions with shareholders. The webcast will be published on the Rio Tinto website after the meeting. 16 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Further information about the meeting 1. Venue information General information Shareholders should note that the doors to the AGM will be open from 10:15am. To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy form. Proxies and corporate representatives should bring the authority or power of attorney or other written authority (or a notarially certified copy of such authority) under which they have been appointed to attend the meeting. Mobile phones may not be used in the auditorium and cameras or any type of recording device are not allowed in the auditorium. Please refer to the map on page 20 for the location of the AGM. Accessibility The AGM will be held in the Churchill auditorium on the ground floor and refreshments will be available in the Pickwick suite on the first floor. There is a ramp from the forecourt which leads to the front doors and which is wide enough for easy wheelchair access. There are lifts to the first floor, all of which can accommodate wheelchair access and incorporate audio/voice announcements. There are eight accessible toilet facilities throughout the Queen Elizabeth II Conference Centre (the Centre) and all are equipped with emergency alarms. There is no fixed seating, so wheelchair spaces can be positioned anywhere in the meeting room. In addition, all corridors provide for wheelchair access. There are induction loops fitted in the meeting room. Guide dogs, hearing dogs and other assistance dogs are welcome. Disabled delegates arriving at the Centre in a vehicle with a disabled badge displayed will be allowed to park on the forecourt of the building. Taxis and other vehicles will also be allowed on to the forecourt to enable disabled passengers to disembark more easily. 2. Voting and proxies Entitlement to attend and vote Including for the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 8:00pm on 2 April 2024 (the Specified Time) shall be entitled to participate and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to participate and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to participate and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be entitled to participate and vote at the meeting, members must be entered on the Company’s register of members at a time that is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice. Shareholders can participate in the AGM virtually via a live webcast, where they will be able to vote and ask questions. Details of how to attend virtually can be found on pages 15–16. The Company will also ensure that the legal requirements to hold the meeting are met by the attendance at the place of the meeting of a minimum number of shareholders to form a quorum. Voting exclusions Resolutions 2, 3, 4 and 5 Rio Tinto will disregard any votes cast on: – Resolutions 2, 3 and 4 by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2023 as a member of Key Management Personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – Resolutions 2, 3, 4 and 5 as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on the relevant resolutions (as applicable): – in accordance with a direction in the proxy form; or – by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Resolution 5 In addition to the above voting exclusions, Rio Tinto will also disregard any votes cast in favour of Resolution 5 by or on behalf of: – any Director; or – an associate of a Director; unless the vote is cast in favour of Resolution 5 by: – a person as proxy or attorney for a person entitled to vote on the relevant resolutions in accordance with directions given to the proxy or attorney in the proxy form; or – by the chair of the meeting as proxy or attorney for a person entitled to vote on the relevant resolution, in accordance with the directions given to the chair to vote on the resolution as the chair decides; or – a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the relevant resolutions; and – the holder votes on the relevant resolutions in accordance with directions given by the beneficiary to the holder to vote in that way. 17Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Further information about the meeting If the chair of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chair to vote as the chair sees fit, even though the Resolutions 2, 3, 4 and 5 are connected directly or indirectly with the remuneration of a member of KMP. Appointment of proxies A member entitled to participate and vote at the meeting is entitled to appoint one or more persons of their choice, who need not be a member of the Company, as their proxy to exercise any or all of their rights to participate and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member may only appoint a proxy or proxies by the methods specified in this notice. Members entitled to vote will be provided with a proxy form. To be effective the proxy form and any power of attorney or other written authority under which it is executed (or a notarially certified copy of any such authority) must reach the transfer office of the Company at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ by 11:00am on 2 April 2024 or not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from participating and voting at the meeting themselves (and shareholders are referred to pages 15–16 for details of how to participate in the AGM online). For further information please refer to your proxy form. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact our registrar using the details set out on the final page of this notice of meeting. Proxy lodgement online Shareholders can also lodge their proxy forms online at: www.investorcentre.co.uk/eproxy and follow the prompts. To use this facility you will need the Control Number together with your Shareholder Reference Number (SRN) and PIN as shown on the proxy form. You will be deemed to have signed the proxy form if you lodge it in accordance with the instructions on the website and by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. Proxy lodgement via CREST CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website (euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Computershare Investor Services PLC (or any other agent of the company) is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsor or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company and/or its agents may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5) (a) of the Uncertificated Securities Regulations 2001. 18 Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Further information about the meeting Voting via Proxymity If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to: www.proxymity.io. Your proxy must be lodged by 11:00am on 2 April 2024, in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 3. Corporate representatives and nominated persons Appointment of corporate representatives Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares. Any person appointed as a corporate representative will need to contact our registrar Computershare ahead of the meeting to submit their Letter of Representation; Computershare will then issue any relevant joining details. Contact details for Computershare can be found in the useful addresses section on page 20. Any person appointed as a corporate representative will need to present their Letter of Representation at registration. If the corporate representative wishes to participate online then they should contact our registrar Computershare ahead of the meeting to submit their Letter of Representation; Computershare will then issue any relevant joining details. Contact details for Computershare can be found in the useful addresses section on page 20. Nominated persons If you hold your shares through a broker or a nominee and you wish to participate in the meeting, you will need to ask your broker or nominee to appoint you either as a proxy or as a corporate representative. For information on how to appoint a proxy or a corporate representative, please see the notes above. If you have not been appropriately appointed, you may not be able to participate in the meeting. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a Nominated Person) may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in the section headed “Appointment of proxies” above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the Company. Corporate representative and nominated persons right to ask questions Any member, proxy or corporate representative participating in the meeting has the right to ask questions. The Company will answer questions relating to the business being dealt with at the meeting, but may choose not to answer if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. Guests will not be permitted to ask questions. 4. Website publication of audit concerns Under section 527 of the Companies Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: – the audit of the Company’s accounts (including the Auditors’ report and the conduct of the audit) that are to be laid before the AGM for the financial year ended 31 December 2023; or – any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 (requirements as to website availability) of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business that may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website. 19Rio Tinto plc 2024 Notice of annual general meeting | riotinto.com

Meeting location map and useful addresses



Green Park
THE MALL
St James's Park
HORSE GUARDS ROAD
WHITEHALL
Westminster
VICTORIA EMBANKMENT
River Thames
CONSTITUTION HILL
The Queen Elizabeth II Conference Centre
BIRDCAGE WALK
WESTMINSTER BRIDGE
PETTY FRANCE
BROADWAY
TOTHILL STREET
BUCKINGHAM GATE
St James's Park
BROAD SANCTUARY
MILLBANK
River Thames
LAMBETH PALACE ROAD
VICTORIA STREET
VAUXHALL BRIDGE ROAD
Victoria
HORSEFERRY ROAD
LAMBETH BRIDGE
LAMBETH ROAD

View our Annual Report at: riotinto.com/annualreport

Investor centre

At Rio Tinto, we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To register to receive all your shareholder communications electronically visit Investor Centre at www.investorcentre.co.uk.

By signing up, you can also:

- vote electronically;
- receive all important shareholder notifications via email;
- view your individual shareholding quickly and securely online;
- set up a dividend mandate; and
- amend your registered postal address and your dividend mandate details.

Registered office

Rio Tinto plc
6 St James's Square
London SW1Y 4AD

riotinto.com

Telephone: +44 (0) 20 7781 2000

Registrar

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ

www.investorcentre.co.uk/contactus

Telephone:
+44 (0) 800 435 021 (in the UK); or
+44 (0) 370 703 6364 (overseas)

20 **Rio Tinto plc 2024 Notice of annual general meeting** | riotinto.com

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